Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Toreador Resources Corporation
Subject Company: Toreador Resources Corporation
File No. of Toreador Resources Corporation: 001-34216

Toreador Resources Corporation
5 rue Scribe
75009 Paris France

Tel 33 1 47 03 34 24
Fax 33 1 47 03 33 71
www.toreador.net
SEC DECLARES TOREADOR FORM S-4 REGISTRATION STATEMENT EFFECTIVE
IN CONNECTION WITH ZAZA MERGER
Announces Record Date and Date for Special Meeting of Stockholders
     Paris, France – (January 13, 2012) – Toreador Resources Corporation (NASDAQ: TRGL) (“Toreador”) today announced that the U.S. Securities and Exchange Commission has declared effective the company’s Form S-4 Registration Statement relating to the August 9, 2011, merger agreement with ZaZa Energy, LLC (“ZaZa”). The Company also announced that it has established a record date and a meeting date for a special meeting of its stockholders to consider and vote upon a proposal to adopt the merger agreement.
     Toreador stockholders of record at the close of business on January 11, 2012, will be entitled to vote at the special meeting. The special meeting will be held on February 15, 2012, at 11 a.m., local time, at The St. Regis Houston, 1919 Briar Oaks Lane, Houston, Texas. The proxy statement/prospectus contained in the registration statement will be mailed to Toreador stockholders on or about January 17, 2012.
     Mr. Craig McKenzie, President and CEO of Toreador, said, “We look forward to the support of stockholders for this exciting combination. With complementary assets in the Eagle Ford core and emerging Eagle Ford/Woodbine resource plays in Texas and the Paris Basin in France, the new ZaZa Energy represents a strategically distinctive international E&P investment opportunity. The combined company will have a compelling platform for long-term growth and, through its strategic partnerships, will be well positioned to generate value for all shareholders.”
     The new combined company, ZaZa Energy Corporation, will be headquartered in Houston, Texas, with offices in Corpus Christi, Texas and Paris, France, and will trade on NASDAQ under the stock ticker symbol “ZAZA.” The transaction is subject to Toreador stockholder approval and other customary closing conditions. The transaction is expected to close in the first quarter of 2012. Additional information is available at: http://toreadorzaza.mergerannouncement.com.

ABOUT TOREADOR
     Toreador Resources Corporation is an independent international energy company engaged in the acquisition, development, exploration and production of crude oil. The company holds interests in developed and undeveloped oil properties in France. More information about Toreador may be found at the company’s web site, http://www.toreador.net.
ABOUT ZAZA ENERGY, LLC
     Headquartered in Houston, Texas, ZaZa Energy LLC is a privately held oil & gas company focused on the exploration and development of both conventional and unconventional reserves with primary assets in the Eagle Ford resource play. More information about ZaZa may be found at the company’s web site, http://www.zazaenergy.com.
Safe Harbor Statement
     Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Toreador intends that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause Toreador’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates of reserves, estimates of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, actual recoveries of insurance proceeds, the ability of Toreador to obtain additional capital, and other risks and uncertainties described in the company’s filings with the Securities and Exchange Commission. The historical results achieved by Toreador are not necessarily indicative of its future prospects. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Information
     ZaZa Energy Corporation (“ZaZa Energy”), the new company established in connection with the proposed transaction, has filed a registration statement, including a prospectus, with respect to the shares of ZaZa Energy to be issued in the proposed transaction and Toreador Resources Corporation (“Toreador”) has filed a proxy statement with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it) because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Toreador and ZaZa Energy, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009. Information regarding Toreador’s directors and executive officers and a description of their direct or indirect interests in the transactions, by security holdings or otherwise, are contained in the proxy statement filed with the SEC by Toreador in connection with the proposed transactions.
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CONTACT:

Shirley Z. Anderson, Corporate Secretary	Tony Vermeire, Investors Relations

+214-559-3933	+33 1 47 03 34 24

sanderson@toreador.net	tvermeire@toreador.net